TRUMID FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trumid Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Bryant Park, 8th Floor
(No. and Street)

New York (City) NY (State) 10018-1878 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Siracuse, 212-618-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 East Main St, PO Box 10098 (Address) Stamford (City) CT (State) 06901 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TRUMID FINANCIAL, LLC

Index

Deloitte & Touche LLP
695 East Main Street
P.O. Box 10098
Stamford, CT 06901-2150
USA

Tel: + 1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trumid Financial LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trumid Financial, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2017.

TRUMID FINANCIAL, LLC

Statement of Financial Condition

December 31, 2017 (in thousands)

Assets		
Cash	$	6,352
Receivable from Intermediation Agent		180
Furniture and Equipment, Net		222
Prepaid Expenses, Other Receivables, and Other Assets		1,085
Intangible Assets, Net		4,456
Goodwill		6,254
Total Assets	**$**	**18,549**
Liabilities and Member's Equity		
Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	601
Total Liabilities	**$**	**601**
Commitment and Contingencies (Note 8)		
Member's Equity		
Member's Equity	$	17,948
Total Member's Equity	**$**	**17,948**
Total Liabilities and Member's Equity	**$**	**18,549**

The accompanying notes are an integral part of this financial statement

TRUMID FINANCIAL, LLC
December 31, 2017
Notes to Financial Statement (amounts in thousands)

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Trumid Financial, LLC ("Trumid" or "the Company"), a Delaware limited liability company, was established on June 4, 2014 and was granted its license as a broker dealer in November 2014. The Company was organized to operate an electronic trading platform for USD-denominated corporate bonds and treasury securities. The Company is a wholly-owned subsidiary of Trumid Holdings, LLC (the "Parent"), which is in the business of increasing enterprise value through its subsidiaries, and intends to continue to capitalize those subsidiaries to ensure continued operations and compliance with capital requirements.

The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All trades filled on the Company's electronic trading platform are executed, settled, and cleared by State Street Global Markets, LLC ("SSGM").

On May 18, 2017, the Company's Parent completed the acquisition of Electronifie Securities LLC (Electronifie). Electronifie is a broker dealer registered with the SEC that operates an electronic trading platform for corporate bonds. The Company's Parent acquired Electronifie to combine two independent client networks into a single network, leveraging Trumid's existing technology and team, further increasing the Trumid network and allowing for increased efficiency in matching buyers and sellers of USD-denominated corporate bonds on the Trumid platform.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is primarily maintained at one major global bank which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at this bank. The Company has not experienced and does not expect to experience any nonperformance by such bank.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Depreciation and Amortization

Equipment and furniture are carried at cost, less accumulated depreciation, amortization, and impairment losses.

Notes to Financial Statement (amounts in thousands)

Goodwill and Intangible Assets

The Company is required to assess goodwill and other intangible assets with an indefinite life for impairment by comparing the estimated fair value with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). The Company has elected to use December 31 as its annual impairment test date. If the estimated fair value of a reporting unit exceeds its carrying amount of the reporting unit, goodwill and other indefinite lived assets are not considered impaired. If the estimated fair value is less that the carrying value, further analysis is necessary to determine the amount of the impairment, if any. The Company completed its qualitative annual review of goodwill and indefinite-lived intangible assets as of December 31, 2017 and no impairment was identified.

Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist.

Furniture and Equipment

Furniture and equipment is comprised of the following:

Computer, Software, and Related Equipment	$	546
Office Hardware		274
Furniture		152
Accumulated Depreciation		(750)
Total Equipment, Net	**$**	**222**

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 “Leases (Topic 842) Section A,” to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective for a public business entity for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its Financial Statement.

2. Equity Based Compensation

Profits Interest Award Agreements

The Company's employees participate in the equity based grants of certain profit interests of the Parent. During 2017, the Company’s Parent entered into Profits Interest Award Agreements which grant Class B-1 membership interests in the Parent. These membership interests represent profits interest ownership in the Parent tied solely to the accretion, if any, in the value of the Parent following the date of issuance of such shares. Class B-1 members participate in any increase in Parent value after the other members receive a return of their invested capital.

The B-1 awards generally vest either immediately or over a period of one to three years. The Parent granted, to Company employees, 63 Class B-1 awards during the year ended December 31, 2017.

TRUMID FINANCIAL, LLC
December 31, 2017
Notes to Financial Statement (amounts in thousands)

The following is a summary of non-vested profits interest award transactions for the year ended December 31, 2017:

Price Per Share in Dollars	Profit Interests Share	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2016	66	$ 10.45
Granted	63	8.40
Vested	(62)	9.88
Forfeited	(9)	12.15
Outstanding, December 31, 2017	58	$ 8.58

3. Income Taxes

The Company is organized as a Delaware limited liability company, is treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company is subject to New York City Unincorporated Business tax ("NYC UBT"). The Company currently has operating losses and does not expect to have any taxes owed. The Company accrues all interest and penalties under the relevant tax law as incurred.

4. Employee Benefit Plan

All participating employees are eligible to participate in the Ambrose Multiple Employer Retirement Savings Plan.

5. Affiliate Transactions

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for occupancy and common operating costs, and settled pursuant to the agreement. There was no amount due to the Parent as of December 31, 2017.

The Company also entered into an agreement with Trumid Technologies, LLC, an affiliate of the Company, for the maintenance, enhancement and support of the Trumid platform as well as an agreement for help desk support. There was no amount due to Trumid Technologies, LLC under this agreement as of December 31, 2017.

At the time the Company's Parent acquired Electronifie, an affiliate of the Company and a FINRA member, the Company entered into an Expense Sharing Agreement whereby certain costs are allocated to Electronifie. There was no amount due to Electronifie under this agreement as of December 31, 2017.

6. Due from Intermediation Agent

The Company has an arrangement with SSGM, the Company's intermediation agent, whereby SSGM receives a share of the markup the Company earns from transactions on its platform (the "Variable Fee") as well a fixed monthly fee (the "Fixed Fee"). On a monthly basis, the difference between the

Company's revenue and the share of markup owed to the Company's intermediation agent is paid to the Company by SSGM. The balance due from SSGM at December 31, 2017 was $180.

7. Credit Risk

The Company is exposed to the risk that its intermediation agent will not perform its obligations, including managing all settlement risks. The Company's agreement with its intermediation agent provides that any losses deemed to be due to an error by the trading platform might be an obligation of the Company. The Company has not experienced any such matters in any material respect.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss, if any, to be remote.

9. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $250. As of December 31, 2017 the Company had net capital of $5,750 which exceeded its required net capital by $5,500.

The Company claims exemption from the provision of Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934.

10. Contribution of Assets

Electronifie Acquisition

At the time the Company's Parent acquired Electronifie, those assets which were purchased by the Parent for the benefit of the Company were contributed by the Parent to the Company and increased Member's Capital. The assets were recorded by the Parent at estimated fair value upon acquisition, and then contributed to the Company. The Parent completed its analysis of the fair value of the net assets acquired through the use of independent valuations and management's estimates. The following table summarizes the fair values of the identifiable assets as of the date of acquisition of May 18, 2017 and contributed by the Parent to the Company.

Assets Contributed	
Customer Relationship	4,138
Non-compete Agreement	1,360
Prepaid Compensation	1,354
Tradename	43
Goodwill	6,254
Total	**13,149**

11. Subsequent Events

Effective January 1, 2018, the intercompany agreement between the Company and Trumid Technologies, LLC was amended to reflect the cost for maintenance, support, and enhancement of the platform in 2018.